# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 05/14/2024
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, c/o Steve Roberts, Holtzman Vogel PLLC, 2300 N Street NW, Suite 643, Washington, District Of Columbia (DC), 20037, 2027378808

## Reporting persons
- Ramaswamy Vivek (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,723,927; shared voting power 0; sole dispositive power 2,723,927; shared dispositive power 0; aggregate amount beneficially owned 2,723,927 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: BuzzFeed, Inc.
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is filed by Vivek Ganapathy Ramaswamy ("Mr. Ramaswamy" or the "Reporting Person") with respect to the shares of Class A Common Stock directly held by (and underlying options directly held by) him.
Residence or business address: The principal address of the Reporting Person is c/o Steve Roberts, Holtzman Vogel PLLC, 2300 N Street, NW, Suite 643, Washington, DC 20037.
Present principal occupation or employment: The principal occupation of Mr. Ramaswamy is an entrepreneur.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Ramaswamy is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the shares of Class A Common Stock (and options and warrants to purchase Class A Common Stock) reported herein was approximately $3,953,188. Such securities were acquired with personal funds of the Reporting Person

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person will seek to engage in a dialogue with the Issuer's Board of Directors (the "Board") and/or management about numerous operational and strategic opportunities to maximize shareholder value, including a shift in the Company's strategy.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth in the previous paragraph and potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers, and financing sources regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Class A Common Stock without affecting their beneficial ownership of the Class A Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon (i) 35,240,395 shares of Class A Common Stock reported by the Issuer to be outstanding as of May 10, 2024, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2024 and (ii) 39,000 warrants held by Mr. Ramaswamy.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Person within the past sixty (60) days. All transactions were effectuated in the open market through a broker. Where a price range is provided in the column titled "Price Range ($)", the price reported in the column titled "Price Per Share ($)" is a weighted average price. These shares of Class A Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled "Price Range ($)". The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date Shares Purchased Price Range ($)
3/14/2024 31,592.50 1.54
3/15/2024 11,582.00 1.51
3/18/2024 47,795.25 1.48
3/19/2024 62,346.50 1.52
3/21/2024 25,933.75 1.52
3/22/2024 155,299.25 1.47
3/26/2024 146,688.75 1.48
4/5/2024 10,638.75 1.57
4/8/2024 24,873.25 1.56
4/9/2024 12,500.00 1.57
4/15/2024 22,050.00 1.56
4/16/2024 9,200.00 1.55
4/17/2024 125,000.00 1.50
4/18/2024 62,500.00 1.56
4/19/2024 76,315.00 1.56
4/22/2024 62,435.00 1.56
4/23/2024 2,750.00 1.56
4/25/2024 52,250.00 1.55
4/26/2024 50,000.00 1.57
4/29/2024 25,000.00 1.57
4/30/2024 37,500.00 1.55
5/1/2024 37,500.00 1.57
5/13/2024 69,000.00 2.20
5/14/2024 212,816.00 2.03
5/15/2024 93,934.00 2.02
5/16/2024 24,274.00 2.15
5/17/2024 89,824.00 2.28
5/20/2024 135,985.00 2.47
5/21/2024 99,094.00 2.51
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person beneficially owns call options in the following amounts:

Call Options Shares Strike Price ($) Expiration Date
400 40,000 2.00 6/21/2024
200 20,000 2.00 7/19/2024
700 70,000 2.00 9/20/2024
800 80,000 2.00 1/17/2025

The Reporting Person beneficially owns 39,000 warrants, each with a strike price of $46.00 with an expiration date of December 1, 2026.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Ramaswamy Vivek: /s/ Vivek Ramaswamy, Vivek Ramaswamy (05/21/2024)